Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2022

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31, 2022	As at December 31, 2022
	Notes			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	246,989	309,525	3,742
Intangible assets	6	43,555	45,847	554
Property, plant and equipment	4	90,898	90,147	1,090
Right-of-Use assets	5	18,870	19,381	234
Financial assets
Derivative assets	17	6	88	1
Investments	8	19,109	20,808	252
Trade receivables		4,765	4,626	56
Other financial assets	11	6,084	6,123	74
Investments accounted for using the equity method		774	782	9
Deferred tax assets		2,298	4,043	49
Non-current tax assets		10,256	11,450	138
Other non-current assets	12	14,826	14,045	170

Total non-current assets		458,430	526,865	6,369

Inventories	9	1,334	2,019	24
Financial assets
Derivative assets	17	3,032	930	11
Investments	8	241,655	291,743	3,527
Cash and cash equivalents	10	103,836	87,307	1,055
Trade receivables		115,219	124,761	1,510
Unbilled receivables		60,809	56,316	681
Other financial assets	11	42,914	9,532	115
Contract assets		20,647	25,181	304
Current tax assets		2,373	4,463	54
Other current assets	12	28,933	36,123	437

Total current assets		620,752	638,375	7,718

TOTAL ASSETS		1,079,182	1,165,240	14,087

EQUITY
Share capital		10,964	10,974	133
Share premium		1,566	3,151	38
Retained earnings		551,252	635,267	7,680
Share-based payment reserve		5,258	6,086	74
Special Economic Zone re-investment reserve		47,061	47,014	568
Other components of equity		42,057	52,382	633

Equity attributable to the equity holders of the Company		658,158	754,874	9,126
Non-controlling interests		515	402	5

TOTAL EQUITY		658,673	755,276	9,131

LIABILITIES
Financial liabilities
Loans and borrowings	13	56,463	61,718	746
Lease liabilities		15,177	15,520	188
Derivative liabilities	17	48	165	2
Other financial liabilities	14	2,961	2,267	27
Deferred tax liabilities		12,141	13,338	161
Non-current tax liabilities		17,818	21,846	264
Other non-current liabilities	15	7,571	9,865	119
Provisions	16	1	^	^

Total non-current liabilities		112,180	124,719	1,507

Financial liabilities
Loans, borrowings and bank overdrafts	13	95,233	96,511	1,167
Lease liabilities		9,056	9,300	112
Derivative liabilities	17	585	7,199	87
Trade payables and accrued expenses		99,034	89,613	1,084
Other financial liabilities	14	33,110	4,341	52
Contract liabilities		27,915	26,903	325
Current tax liabilities		13,231	19,580	237
Other current liabilities	15	27,394	29,274	354
Provisions	16	2,771	2,524	31

Total current liabilities		308,329	285,245	3,449

TOTAL LIABILITIES		420,509	409,964	4,956

TOTAL EQUITY AND LIABILITIES		1,079,182	1,165,240	14,087

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached                For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
January 13, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2021	2022	2022	2021	2022	2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	203,136	232,290	2,808	582,334	672,973	8,136
Cost of revenues	21	(142,778)	(163,273)	(1,974)	(407,907)	(482,708)	(5,836)

Gross profit		60,358	69,017	834	174,427	190,265	2,300
Selling and marketing expenses	21	(13,988)	(17,752)	(215)	(40,857)	(48,251)	(583)
General and administrative expenses	21	(12,036)	(15,020)	(181)	(33,854)	(43,467)	(525)
Foreign exchange gains/(losses), net	23	1,187	1,391	17	3,280	3,482	42
Other operating income	26	14	—	—	2,179	—	—

Results from operating activities		35,535	37,636	455	105,175	102,029	1,234
Finance expenses	22	(1,403)	(2,902)	(35)	(3,608)	(7,217)	(87)
Finance and other income	23	3,578	4,992	61	12,311	12,722	154
Share of net profit/ (loss) of associates accounted for using the equity method		76	26	^	73	(61)	(1)

Profit before tax		37,786	39,752	481	113,951	107,473	1,300
Income tax expense	19	(8,063)	(9,102)	(110)	(22,547)	(24,743)	(299)

Profit for the period		29,723	30,650	371	91,404	82,730	1,001

Profit attributable to:
Equity holders of the Company		29,690	30,529	370	91,318	82,755	1,001
Non-controlling interests		33	121	1	86	(25)	^

Profit for the period		29,723	30,650	371	91,404	82,730	1,001

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.43	5.57	0.07	16.71	15.12	0.18
Diluted		5.42	5.56	0.07	16.67	15.08	0.18
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,467,954,878	5,480,138,169	5,480,138,169	5,465,359,077	5,475,982,068	5,475,982,068
Diluted		5,481,204,821	5,486,025,875	5,486,025,875	5,478,766,612	5,487,483,177	5,487,483,177

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached                For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
January 13, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	29,723	30,650	371	91,404	82,730	1,001
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	104	(230)	(3)	(675)	377	5
Net change in fair value of investment in equity instruments measured at fair value through OCI	2,643	(503)	(6)	8,248	1,010	12

	2,747	(733)	(9)	7,573	1,387	17

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(303)	8,765	106	(163)	17,423	211
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	(116)	(93)	(1)	(151)	(116)	(1)
Net change in time value of option contracts designated as cash flow hedges	107	(718)	(9)	165	(1,019)	(12)
Net change in intrinsic value of option contracts designated as cash flow hedges	13	232	3	(77)	(95)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	126	(2,350)	(28)	777	(3,850)	(47)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(802)	599	7	(995)	(3,355)	(41)

	(975)	6,435	78	(444)	8,988	109

Total other comprehensive income, net of taxes	1,772	5,702	69	7,129	10,375	126

Total comprehensive income for the period	31,495	36,352	440	98,533	93,105	1,127

Total comprehensive income attributable to:
Equity holders of the Company	31,459	36,217	438	98,421	93,080	1,127
Non-controlling interests	36	135	2	112	25	^

	31,495	36,352	440	98,533	93,105	1,127

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached                 For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
January 13, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re- investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period		—	—	91,318	—	—	—	—	—	91,318	86	91,404
Other comprehensive income		—	—	—	—	—	(340)	865	6,578	7,103	26	7,129

Total comprehensive income for the period		—	—	91,318	—	—	(340)	865	6,578	98,421	112	98,533

Issue of equity shares on exercise of options	2,144,656	4	590	—	(590)	—	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options (1)	—	—	—	785	(785)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	7	2,398	—	—	—	—	2,405	—	2,405
Transferred to special economic zone reinvestment reserve	—	—	—	(3,013)	—	3,013	—	—	—	—	—	—
Dividend	—	—	—	—	—	—	—	—	—	—	(1,135)	(1,135)
Others	—	—	—	—	—	—	—	—	—	—	(29)	(29)

Other transactions for the period	2,144,656	4	590	(2,221)	1,023	3,013	—	—	—	2,409	(1,164)	1,245

As at December 31, 2021	5,481,283,211	10,962	1,304	555,789	4,094	44,167	22,596	2,595	12,418	653,925	446	654,371

(1)

Includes 15,752,068 treasury shares held as at December 31, 2021 by a controlled trust. 3,649,147 shares have been transferred by the controlled trust to eligible employees on exercise of options during the nine months ended December 31, 2021.

(2)	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Special Economic Zone re- investment reserve	Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
Particulars	Number of shares (1)	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve		Foreign currency translation reserve (2)	Cash flow hedging reserve	Other reserves (2)
As at April 1, 2022	5,482,070,115	10,964	1,566	551,252	5,258	47,061	26,850	1,477	13,730	658,158	515	658,673
Adjustment on adoption of amendments to IAS 37		—	—	(51)	—	—	—	—	—	(51)	—	(51)

Adjusted balance as at April 1, 2022	5,482,070,115	10,964	1,566	551,201	5,258	47,061	26,850	1,477	13,730	658,107	515	658,622

Comprehensive income for the period
Profit for the period		—	—	82,755	—	—	—	—	—	82,755	(25)	82,730
Other comprehensive income		—	—	—	—	—	17,257	(4,964)	(1,968)	10,325	50	10,375

Total comprehensive income for the period		—	—	82,755	—	—	17,257	(4,964)	(1,968)	93,080	25	93,105

Issue of equity shares on exercise of options	4,692,551	10	1,585	—	(1,585)	—	—	—	—	10	—	10
Issue of shares by controlled trust on exercise of options (1)		—	—	1,256	(1,256)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment		—	—	8	3,669	—	—	—	—	3,677	—	3,677
Transferred from special economic zone re-investment reserve		—	—	47	—	(47)	—	—	—	—	—	—
Others		—	—	—	—	—	—	—	—	—	(138)	(138)

Other transactions for the period	4,692,551	10	1,585	1,311	828	(47)	—	—	—	3,687	(138)	3,549

As at December 31, 2022	5,486,762,666	10,974	3,151	635,267	6,086	47,014	44,107	(3,487)	11,762	754,874	402	755,276

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		133	38	7,680	74	568	533	(42)	142	9,126	5	9,131

(1)

Includes 10,518,721 treasury shares held as at December 31, 2022 by a controlled trust. 4,171,008 shares have been transferred by the controlled trust to eligible employees on exercise of options during the nine months ended December 31, 2022.

(2)	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached                 For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815

Bengaluru
January 13, 2023

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2021	2022	2022
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	91,404	82,730	1,001
Adjustments to reconcile profit for the period to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(421)	(230)	(3)
Depreciation, amortization and impairment expense	23,566	24,936	301
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(1,994)	2,647	32
Share-based compensation expense	2,398	3,669	44
Share of net (profit)/loss of associates accounted for using equity method	(73)	61	1
Income tax expense	22,547	24,743	299
Finance and other income, net of finance expenses	(7,218)	(5,505)	(67)
Gain from sale of business and investment accounted for using the equity method	(2,179)	—	—
Gain on derecognition of contingent consideration payable	—	(1,284)	(16)
Loss on sale of business	—	9	^
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(16,660)	(3,075)	(37)
Unbilled receivables and contract assets	(6,141)	3,556	43
Inventories	43	(666)	(8)
Other assets	(2,146)	(3,563)	(41)
Trade payables, accrued expenses, other liabilities and provisions	(3,685)	(9,792)	(118)
Contract liabilities	4,289	(2,280)	(28)

Cash generated from operating activities before taxes	103,730	115,956	1,403
Income taxes paid, net	(16,248)	(22,653)	(274)

Net cash generated from operating activities	87,482	93,303	1,129

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(15,965)	(11,819)	(143)
Proceeds from disposal of property, plant and equipment	704	449	5
Payment for purchase of investments	(771,180)	(582,035)	(7,036)
Proceeds from sale of investments	715,040	532,692	6,441
Proceeds from restricted interim dividend account	—	27,410	331
Payment for business acquisitions including deposits and escrow, net of cash acquired	(129,760)	(45,566)	(551)
Proceeds from sale of investment accounted for using the equity method	1,636	—	—
Proceeds from sale of business, net of cash	—	11	^
Interest received	10,240	9,942	120
Dividend received	2	3	^

Net cash used in investing activities	(189,283)	(68,913)	(833)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	4	10	^
Repayment of loans and borrowings	(149,830)	(108,431)	(1,311)
Proceeds from loans and borrowings	201,877	107,350	1,298
Payment of lease liabilities	(7,414)	(7,330)	(89)
Payment for deferred contingent consideration	(117)	(1,251)	(15)
Interest and finance expenses paid	(3,976)	(6,536)	(79)
Payment of dividend	—	(27,337)	(330)
Payment of dividend to non-controlling interests holders	(1,135)	—	—

Net cash generated from/(used in) financing activities	39,409	(43,525)	(526)

Net decrease in cash and cash equivalents during the period	(62,392)	(19,135)	(231)
Effect of exchange rate changes on cash and cash equivalents	173	2,597	31
Cash and cash equivalents at the beginning of the period	169,663	103,833	1,255

Cash and cash equivalents at the end of the period (Note 10)	107,444	87,295	1,055

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached                                                              For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
January 13, 2023

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on January 13, 2023.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2022. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2022, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 82.72 as published by Federal Reserve Board of Governors on December 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

h)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2022, for a discussion of the Company’s other material accounting policy information except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2022.

New amendment adopted by the Company effective from April 1, 2022:

Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment has resulted in a reduction of ₹ 51 in opening retained earnings, primarily due to allocation of other costs that relate directly to fulfilling contracts.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2022 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendments to IAS 12 on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023, and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the interim condensed consolidated financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

On October 31, 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’.The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require a company to disclose information about these covenants in the notes to the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2024, with earlier application permitted. The adoption of these amendments to IAS 1 are not expected to have any material impact on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		961		494		11,333		1,485		3		14,276
Additions through business combinations		—		—		372		337		3		712
Disposals		(30)		(240)		(3,572)		(632)		(112)		(4,586)
Translation adjustment		(3)		(1)		89		7		1		93

As at December 31, 2021	₹	4,743	₹	39,667	₹	119,077	₹	21,889	₹	313	₹	185,689
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,190		9,062		1,592		7		11,851
Disposals		—		(239)		(3,195)		(564)		(109)		(4,107)
Translation adjustment		—		1		97		12		1		111

As at December 31, 2021	₹	—	₹	9,737	₹	91,004	₹	16,129	₹	296	₹	117,166
Capital work-in-progress											₹	21,725

Net carrying value including Capital work-in-progress as at December 31, 2021											₹	90,248

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		1,031		1,676		19,411		2,384		7		24,509
Additions through business combinations		—		—		370		335		3		708
Disposals		(30)		(440)		(7,863)		(826)		(115)		(9,274)
Translation adjustment		(3)		36		698		60		4		795

As at March 31, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		1,536		12,305		2,141		10		15,992
Disposals		—		(346)		(7,451)		(725)		(112)		(8,634)
Translation adjustment		—		28		571		52		2		653

As at March 31, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Capital work-in-progress											₹	16,288

Net carrying value including Capital work-in-progress as at March 31, 2022											₹	90,898

Gross carrying value:
As at April 1, 2022	₹	4,813	₹	40,686	₹	123,471	₹	22,645	₹	317	₹	191,932
Additions		40		5,030		9,382		3,018		4		17,474
Additions through business combinations		—		7		357		6		3		373
Disposals		(3)		(84)		(2,635)		(737)		(5)		(3,464)
Translation adjustment		8		130		1,718		151		1		2,008

As at December 31, 2022	₹	4,858	₹	45,769	₹	132,293	₹	25,083	₹	320	₹	208,323
Accumulated depreciation/ impairment:
As at April 1, 2022	₹	—	₹	10,003	₹	90,465	₹	16,557	₹	297	₹	117,322
Depreciation and impairment		—		941		10,061		1,713		7		12,722
Disposals		—		(77)		(2,428)		(584)		(4)		(3,093)
Translation adjustment		—		82		1,410		111		1		1,604

As at December 31, 2022	₹	—	₹	10,949	₹	99,508	₹	17,797	₹	301	₹	128,555
Capital work-in-progress											₹	10,379

Net carrying value including Capital work-in-progress as at December 31, 2022											₹	90,147

*	Including net carrying value of computer equipment and software amounting to ₹21,139, ₹25,162 and ₹23,466, as at December 31, 2021, March 31, 2022 and December 31, 2022, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		5,352		432		92		5,891
Additions through business combinations		—		2,922		—		36		2,958
Disposals		(801)		(2,385)		(1,091)		(136)		(4,413)
Translation adjustment		—		(126)		10		(13)		(129)

As at December 31, 2021	₹	1,296	₹	24,607	₹	3,269	₹	905	₹	30,077
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		19		4,208		709		206		5,142
Disposals		(20)		(1,967)		(746)		(109)		(2,842)
Translation adjustment		—		(23)		12		(7)		(18)

As at December 31, 2021	₹	54	₹	8,921	₹	2,132	₹	525	₹	11,632

Net carrying value as at December 31, 2021									₹	18,445

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		7,517		429		105		8,066
Additions through business combinations		—		2,920		—		36		2,956
Disposals		(819)		(3,360)		(1,861)		(149)		(6,189)
Translation adjustment		—		72		25		(14)		83

As at March 31, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		24		5,572		849		264		6,709
Disposals		(21)		(2,667)		(1,518)		(121)		(4,327)
Translation adjustment		—		68		24		(8)		84

As at March 31, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816

Net carrying value as at March 31, 2022									₹	18,870

Gross carrying value:
As at April 1, 2022	₹	1,278	₹	25,993	₹	2,511	₹	904	₹	30,686
Additions		—		5,175		403		137		5,715
Additions through business combinations		—		201		—		—		201
Disposals		—		(3,084)		(4)		(242)		(3,330)
Translation adjustment		—		790		129		31		950

As at December 31, 2022	₹	1,278	₹	29,075	₹	3,039	₹	830	₹	34,222
Accumulated depreciation:
As at April 1, 2022	₹	58	₹	9,676	₹	1,512	₹	570	₹	11,816
Depreciation		14		4,255		419		179		4,867
Disposals		—		(2,101)		(1)		(203)		(2,305)
Translation adjustment		—		351		92		20		463

As at December 31, 2022	₹	72	₹	12,181	₹	2,022	₹	566	₹	14,841

Net carrying value as at December 31, 2022									₹	19,381

*	Including net carrying value of computer equipment and software amounting to ₹7, ₹6 and ₹5, as at December 31, 2021, March 31, 2022 and December 31, 2022, respectively

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2022		December 31, 2022
Balance at the beginning of the period	₹	139,127	₹	246,989
Translation adjustment		5,293		21,949
Acquisition through business combinations(1) (Refer to Note 7)		102,569		40,627
Disposals (Refer to Note 31)		—		(40)
Balance at the end of the period	₹	246,989	₹	309,525

(1)

Acquisition through business combinations for the year ended March 31, 2022 and nine months ended December 31, 2022 is after considering the impact of ₹116 and ₹57 towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing- related		Total
Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		27,857		9,822		37,679
Deductions/adjustments		(11,695)		(215)		(11,910)
Translation adjustment		322		(3)		319

As at December 31, 2021	₹	42,810	₹	11,215	₹	54,025
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		5,636		937		6,573
Deductions/Adjustments		(11,695)		(215)		(11,910)
Translation adjustment		189		1		190

As at December 31, 2021	₹	8,378	₹	1,327	₹	9,705

Net carrying value as at December 31, 2021	₹	34,432	₹	9,888	₹	44,320

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations		27,834		9,814		37,648
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		1,190		218		1,408

As at March 31, 2022	₹	43,366	₹	11,428	₹	54,794
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		6,872		1,338		8,210
Deductions/adjustments		(11,984)		(215)		(12,199)
Translation adjustment		347		29		376

As at March 31, 2022	₹	9,483	₹	1,756	₹	11,239

Net carrying value as at March 31, 2022	₹	33,883	₹	9,672	₹	43,555

Gross carrying value:
As at April 1, 2022	₹	43,366	₹	11,428	₹	54,794
Acquisition through business combinations (Refer to Note 7)		5,480		482		5,962
Deductions/adjustments (1)		(1,570)		—		(1,570)
Translation adjustment		3,734		1,004		4,738

As at December 31, 2022	₹	51,010	₹	12,914	₹	63,924
Accumulated amortization/ impairment:
As at April 1, 2022	₹	9,483	₹	1,756	₹	11,239
Amortization and impairment (2)		5,638		1,709		7,347
Deductions/adjustments		(1,534)		—		(1,534)
Translation adjustment		817		208		1,025

As at December 31, 2022	₹	14,404	₹	3,673	₹	18,077

Net carrying value as at As at December 31, 2022	₹	36,606	₹	9,241	₹	45,847

(1)	Includes ₹36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.
(2)

During the nine months ended December 31, 2022, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹1,166 for the three and nine months ended December 31, 2022, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the nine months ended December 31, 2022 is given below:

During the nine months ended December 31, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a)

Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b)

Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 43,845.

The following table presents the purchase price allocation:

Description	CAS Group		Rizing
Net assets	₹	524	₹	4,114
Fair value of customer-related intangibles		1,617		3,863
Fair value of marketing-related intangibles		—		482
Deferred tax liabilities on intangible assets		—		(1,738)

Total	₹	2,141	₹	6,721

Goodwill		3,446		37,124

Total purchase price	₹	5,587	₹	43,845

Net Assets include:
Cash and cash equivalents	₹	127	₹	2,114
Fair value of acquired trade receivables included in net assets	₹	451	₹	3,228
Gross contractual amount of acquired trade receivables	₹	451	₹	3,241
Less: Allowance for lifetime expected credit loss		—		(13)
Transaction costs included in general and administrative expenses	₹	19	₹	99

The purchase price allocation for CAS Group and Rizing is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

The goodwill of ₹ 40,570 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS group in the United States of America.

The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ₹ Nil and ₹ 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ₹ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ₹ 1,662 is recorded as part of provisional purchase price allocation.

The pro-forma effects of acquisition during the three and nine months ended December 31, 2022, on the Company’s results were not material.

8. Investments

	As at
	March 31, 2022		December 31, 2022
Non-current
Financial instruments at FVTPL
Equity instruments	₹	1,976	₹	3,795
Fixed maturity plan mutual funds		513		1,277
Financial instruments at FVTOCI
Equity instruments		14,963		15,736
Financial instruments at amortized cost
Inter corporate and term deposits		1,657		^

	₹	19,109	₹	20,808
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	15,550	₹	24,668
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		256,262
Financial instruments at amortized cost
Inter corporate and term deposits (1)		21,266		10,813

	₹	241,655	₹	291,743

	₹	260,764	₹	312,551

(1)

These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 641 (March 31, 2022: Term deposits current of ₹ 654).

9. Inventories

	As at
	March 31, 2022		December 31, 2022
Stores and spare parts	₹	28	₹	26
Finished and traded goods		1,306		1,993

	₹	1,334	₹	2,019

10.	Cash and cash equivalents

	As at
	March 31, 2022		December 31, 2022
Cash and bank balances	₹	61,882	₹	67,265
Demand deposits with banks (1)		41,954		20,042

	₹	103,836	₹	87,307

(1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	December 31, 2021		December 31, 2022
Cash and cash equivalents	₹	107,458	₹	87,307
Bank overdrafts		(14)		(12)

	₹	107,444	₹	87,295

11. Other financial assets

	As at
	March 31, 2022		December 31, 2022
Non-current
Security deposits	₹	1,396	₹	1,528
Finance lease receivables		4,262		4,563
Others		426		32

	₹	6,084	₹	6,123
Current
Security deposits	₹	1,513	₹	1,660
Dues from officers and employees		1,301		1,076
Interest receivables		1,835		235
Finance lease receivables		5,065		6,172
Deposit in interim dividend account		27,410		—
Others		5,790		389

	₹	42,914	₹	9,532

	₹	48,998	₹	15,655

12. Other assets

	As at
	March 31, 2022		December 31, 2022
Non-current
Prepaid expenses	₹	7,079	₹	5,779
Costs to obtain contract (1)		3,128		3,173
Costs to fulfil contract (2)		295		278
Others		4,324		4,815

	₹	14,826	₹	14,045
Current
Prepaid expenses	₹	15,839	₹	18,001
Dues from officers and employees		251		1,137
Advance to suppliers		3,179		5,723
Balance with GST and other authorities		7,566		8,078
Costs to obtain contract (1)		820		964
Costs to fulfil contract (2)		55		119
Others		1,223		2,101

	₹	28,933	₹	36,123

	₹	43,759	₹	50,168

(1)

Costs to obtain contract amortization is ₹ 222 and ₹ 224 during the three months ended December 31, 2021 and 2022 respectively, ₹ 674 and ₹ 664 during the nine months ended December 31, 2021 and 2022 respectively.

(2)

Costs to fulfil contract amortization is ₹ 14 and ₹ 15 during the three months ended December 31, 2021 and 2022 respectively, ₹ 40 and ₹ 43 during the nine months ended December 31, 2021 and 2022 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2022		December 31, 2022
Non-current
Unsecured Notes 2026	₹	56,403	₹	61,661
Loans from institutions other than banks		60		57

	₹	56,463	₹	61,718
Current
Borrowings from Banks	₹	95,143	₹	96,490
Loans from institutions other than banks		87		9
Bank overdrafts		3		12

	₹	95,233	₹	96,511

	₹	151,696	₹	158,229

14. Other financial liabilities

	As at
	March 31, 2022		December 31, 2022
Non-current
Contingent consideration (Refer to Note 17)	₹	2,423	₹	1,851
Cash Settled ADS RSUs		2		—
Deposits and others		536		416

	₹	2,961	₹	2,267
Current
Contingent consideration (Refer to Note 17)	₹	1,906	₹	2,126
Advance from customers		1,582		971
Cash Settled ADS RSUs		18		6
Interim dividend payable		27,337		—
Capital Creditors		626		381
Deposits and others		1,641		857

	₹	33,110	₹	4,341

	₹	36,071	₹	6,608

15. Other liabilities

	As at
	March 31, 2022		December 31, 2022
Non-current
Employee benefits obligations	₹	2,720	₹	4,038
Others		4,851		5,827

	₹	7,571	₹	9,865
Current
Employee benefits obligations	₹	15,310	₹	14,869
Statutory and other liabilities		10,933		12,804
Advance from customers		629		1,071
Others		522		530

	₹	27,394	₹	29,274

	₹	34,965	₹	39,139

16. Provisions

	As at
	March 31, 2022		December 31, 2022
Non-current
Provision for warranty	₹	1		^

	₹	1	₹	^
Current
Provision for warranty	₹	294	₹	362
Provision for onerous contracts		1,946		1,654
Others		531		508

	₹	2,771	₹	2,524

	₹	2,772	₹	2,524

^ Value is less than ₹ 1

17.	Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The company is also exposed to interest rate fluctuations on investments in floating rate financial assets. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2022				December 31, 2022
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,413	₹	509	USD	1,016	₹	(2,687)
	€	191	₹	668	€	127	₹	(361)
	£	173	₹	645	£	139	₹	(310)
	AUD	170	₹	(217)	AUD	109	₹	(7)
Range forward option contracts	USD	493	₹	217	USD	1,095	₹	(1,010)
	€	6	₹	8	€	55	₹	(131)
	£	28	₹	119	£	65	₹	18
	AUD	11	₹	(6)	AUD	38	₹	37
Interest Rate Swaps	INR	—	₹	—	INR	4,750	₹	(112)
	USD	—	₹	—	USD	200	₹	165
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,452	₹	536	USD	1,456	₹	(1,161)
	€	109	₹	1	€	190	₹	(268)
	£	91	₹	81	£	100	₹	(186)
	AUD	47	₹	(122)	AUD	57	₹	(83)
	SGD	4	₹	(1)	SGD	12	₹	(20)
	ZAR	8	₹	^	ZAR	43	₹	(3)
	CAD	47	₹	(25)	CAD	70	₹	43
	SAR	33	₹	(1)	SAR	135	₹	^
	PLN	14	₹	(2)	PLN	29	₹	(14)
	CHF	5	₹	(5)	CHF	2	₹	(10)
	QAR	11	₹	(4)	QAR	4	₹	(2)
	TRY	30	₹	6	TRY	30	₹	(7)
	NOK	13	₹	(3)	NOK	13	₹	(4)
	OMR	2	₹	^	OMR	1	₹	^
	SEK	17	₹	(2)	SEK	3	₹	^
	JPY	513	₹	20	JPY	1,984	₹	(42)
	DKK	2	₹	^	DKK	26	₹	(2)
	AED	—	₹	—	AED	19	₹	^
	CNH	—	₹	—	CNH	1	₹	^

Buy: Forward contracts	SEK	22	₹	2	SEK	—	₹	—
	DKK	16	₹	(2)	DKK	—	₹	—
	CHF	2	₹	(1)	CHF	—	₹	—
	AED	26	₹	^	AED	5	₹	^
	JPY	447	₹	(18)	JPY	—	₹	—
	CNH	11	₹	^	CNH	—	₹	—
	NOK	12	₹	(1)	NOK	12	₹	^
	QAR	—	₹	—	QAR	4	₹	2
	ZAR	—	₹	—	ZAR	7	₹	1
Range forward option contracts	USD	—	₹	—	USD	305	₹	(192)
	£	—	₹	—	£	20	₹	2
	€	—	₹	—	€	40	₹	(2)
Interest Rate Swaps	INR	4,750	₹	3	INR	—	₹	—

			₹	2,405			₹	(6,346)

^ Value is less than ₹ 1

* USD 1,452 and USD 1,456 includes USD/PHP sell forward of USD 86 and USD 46 as at March 31, 2022 and December 31, 2022, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2021		2022
Balance as at the beginning of the period	₹	2,182	₹	1,943
Changes in fair value of effective portion of derivatives		4,128		(5,854)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions (1)		(2,874)		(487)

Gain/(loss) on cash flow hedging derivatives, net	₹	1,254	₹	(6,341)
Translation (gain)/loss		—		(6)

Balance as at the end of the period	₹	3,436	₹	(4,404)
Deferred tax thereon		(841)		917

Balance as at the end of the period, net of deferred tax	₹	2,595	₹	(3,487)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (3,583) and ₹ 646 for the nine months ended December 31, 2021, and 2022, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 709 and ₹ (1,133) for the nine months ended December 31, 2021, and 2022, respectively.

As at December 31, 2021 and 2022, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2022 and December 31, 2022, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2022								As at December 31, 2022
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,242	₹	—	₹	2,242	₹	—	₹	799	₹	—	₹	799	₹	—
Others		796		—		796		—		219		—		219		—
Investments:
Short-term mutual funds		15,550		15,550		—		—		24,668		24,668		—		—
Fixed maturity plan mutual funds		513		—		513		—		1,277		—		1,277		—
Equity instruments		16,939		41		574		16,324		19,531		135		—		19,396
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		204,839		1,251		203,588		—		256,262		1,227		255,035		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(299)	₹	—	₹	(299)	₹	—	₹	(5,197)	₹	—	₹	(5,197)	₹	—
Others		(334)		—		(334)		—		(2,167)		—		(2,167)		—
Contingent consideration		(4,329)		—		—		(4,329)		(3,977)		—		—		(3,977)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2022		December 31, 2022
Balance at the beginning of the period	₹	10,227	₹	16,324
Additions		3,973		1,733
Disposals		(7,697)		(611)
Unrealized gain recognized in statement of income		40		26
Gain recognized in other comprehensive income		9,423		602
Translation adjustment		358		1,322

Balance at the end of the period	₹	16,324	₹	19,396

	As at
Contingent consideration	March 31, 2022		December 31, 2022
Balance at the beginning of the period	₹	(2,293)	₹	(4,329)
Additions		(2,533)		(1,662)
Reversals (1)		468		1,284
Payouts		309		1,251
Finance expense recognized in statement of income		(117)		(107)
Translation adjustment		(163)		(414)

Balance at the end of the period	₹	(4,329)	₹	(3,977)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2021		2022
Balance at the beginning of the period	₹	22,936	₹	26,850
Translation difference related to foreign operations, net		(189)		17,373
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		(151)		(116)

Balance at the end of the period	₹	22,596	₹	44,107

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(675)		(995)		8,248		—
As at December 31, 2021	₹	(1,572)	₹	3,242	₹	9,626	₹	1,122
As at April 1, 2022	₹	(498)	₹	3,018	₹	10,088	₹	1,122
Other comprehensive income		377		(3,355)		1,010		—
As at December 31, 2022	₹	(121)	₹	(337)	₹	11,098	₹	1,122

19. Income taxes

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Income tax expense as per the interim condensed consolidated statement of income	₹	8,063	₹	9,102	₹	22,547	₹	24,743
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(194)		66		658		(341)
Gains/(losses) on cash flow hedging derivatives		28		(776)		389		(1,383)
Remeasurements of the defined benefit plans		52		(50)		(216)		99

	₹	7,949	₹	8,342	₹	23,378	₹	23,118

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Current taxes	₹	7,735	₹	8,717	₹	23,150	₹	26,316
Deferred taxes		328		385	₹	(603)		(1,573)

	₹	8,063	₹	9,102	₹	22,547	₹	24,743

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 548 and ₹ 463 for the three months ended December 31, 2021 and 2022, and ₹ 3,768 and ₹ 755 for the nine months ended December 31, 2021 and 2022.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended December 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	—	₹	1,623	₹	201,367
Sale of products		—		—		—		—		—		1,769		—		1,769

	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

B. Revenue by sector
Banking, Financial Services and Insurance	₹	923	₹	37,710	₹	23,724	₹	7,870	₹	70,227
Health		18,871		37		3,790		918		23,616
Consumer		23,354		680		8,003		3,280		35,317
Communications		2,608		301		3,287		3,802		9,998
Energy, Natural Resources and Utilities		176		8,482		9,919		4,808		23,385
Manufacturing		63		6,731		5,808		809		13,411
Technology		10,361		6,786		4,701		1,942		23,790

	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

C. Revenue by nature of contract
Fixed price and volume based	₹	31,075	₹	33,931	₹	35,575	₹	14,386	₹	114,967	₹	—	₹	1,262	₹	116,229
Time and materials		25,281		26,796		23,657		9,043		84,777		—		361		85,138
Products		—		—		—		—		—		1,769		—		1,769

	₹	56,356	₹	60,727	₹	59,232	₹	23,429	₹	199,744	₹	1,769	₹	1,623	₹	203,136

Information on disaggregation of revenues for the three months ended December 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	67,436	₹	70,746	₹	65,882	₹	25,102	₹	229,166	₹	—	₹	1,403	₹	230,569
Sale of products		—		—		—		—		—		1,721		—		1,721

	₹	67,436	₹	70,746	₹	65,882	₹	25,102	₹	229,166	₹	1,721	₹	1,403	₹	232,290

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,360	₹	43,779	₹	26,806	₹	8,217	₹	80,162
Health		21,461		65		4,756		1,091		27,373
Consumer		28,556		1,032		9,538		4,197		43,323
Communications		3,417		358		3,457		3,402		10,634
Energy, Natural Resources and Utilities		159		10,014		10,224		5,712		26,109
Manufacturing		65		8,531		6,301		895		15,792
Technology		12,418		6,967		4,800		1,588		25,773

	₹	67,436	₹	70,746	₹	65,882	₹	25,102	₹	229,166	₹	1,721	₹	1,403	₹	232,290

C. Revenue by nature of contract
Fixed price and volume based	₹	38,871	₹	36,334	₹	37,683	₹	14,659	₹	127,547	₹	—	₹	1,121	₹	128,668
Time and materials		28,565		34,412		28,199		10,443		101,619		—		282		101,901
Products		—		—		—		—		—		1,721		—		1,721

	₹	67,436	₹	70,746	₹	65,882	₹	25,102	₹	229,166	₹	1,721	₹	1,403	₹	232,290

Information on disaggregation of revenues for the nine months ended December 31, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	—	₹	5,427	₹	577,360
Sale of products		—		—		—		—		—		4,974		—		4,974

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	4,974	₹	5,427	₹	582,334

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,665	₹	105,518	₹	68,034	₹	22,033	₹	197,250
Health		54,446		82		10,365		2,510		67,403
Consumer		65,509		1,852		23,330		9,036		99,727
Communications		6,941		898		9,651		11,276		28,766
Energy, Natural Resources and Utilities		498		26,863		29,004		14,359		70,724
Manufacturing		170		19,054		17,391		2,303		38,918
Technology		29,535		20,202		13,849		5,559		69,145

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	4,974	₹	5,427	₹	582,334

C. Revenue by nature of contract
Fixed price and volume based	₹	86,788	₹	98,557	₹	103,967	₹	42,047	₹	331,359	₹	—	₹	4,305	₹	335,664
Time and materials		71,976		75,912		67,657		25,029		240,574		—		1,122		241,696
Products		—		—		—		—		—		4,974		—		4,974

	₹	158,764	₹	174,469	₹	171,624	₹	67,076	₹	571,933	₹	4,974	₹	5,427	₹	582,334

Information on disaggregation of revenues for the nine months ended December 31, 2022 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	193,956	₹	206,756	₹	188,197	₹	74,643	₹	663,552	₹	—	₹	4,505	₹	668,057
Sale of products		—		—		—		—		—		4,916		—		4,916

	₹	193,956	₹	206,756	₹	188,197	₹	74,643	₹	663,552	₹	4,916	₹	4,505	₹	672,973

B. Revenue by sector
Banking, Financial Services and Insurance	₹	3,746	₹	127,925	₹	76,543	₹	25,102	₹	233,316
Health		60,909		176		13,180		2,997		77,262
Consumer		82,009		2,924		27,516		11,873		124,322
Communications		10,090		1,062		9,957		10,907		32,016
Energy, Natural Resources and Utilities		571		28,955		29,104		16,033		74,663
Manufacturing		132		24,874		17,859		2,560		45,425
Technology		36,499		20,840		14,038		5,171		76,548

	₹	193,956	₹	206,756	₹	188,197	₹	74,643	₹	663,552	₹	4,916	₹	4,505	₹	672,973

C. Revenue by nature of contract
Fixed price and volume based	₹	112,067	₹	105,314	₹	106,536	₹	43,428	₹	367,345	₹	—	₹	3,484	₹	370,829
Time and materials		81,889		101,442		81,661		31,215		296,207		—		1,021		297,228
Products		—		—		—		—		—		4,916		—		4,916

	₹	193,956	₹	206,756	₹	188,197	₹	74,643	₹	663,552	₹	4,916	₹	4,505	₹	672,973

21. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Employee compensation	₹	114,860	₹	136,173	₹	328,773	₹	399,568
Sub-contracting and technical fees		28,190		28,486		80,086		87,071
Cost of hardware and software		1,705		1,967		5,083		5,438
Travel		2,281		3,773		5,361		9,880
Facility expenses		6,352		8,018		18,222		24,072
Depreciation, amortization and impairment (1)		7,459		9,229		23,566		24,936
Communication		1,391		1,467		4,371		4,506
Legal and professional fees		2,015		2,091		5,942		5,663
Rates, taxes and insurance		1,175		1,741		3,208		4,440
Marketing and brand building		499		679		1,434		2,223
Lifetime expected credit loss/ (write-back)		(203)		101		(408)		^
Miscellaneous expenses (2)		3,078		2,320		6,980		6,629

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	168,802	₹	196,045	₹	482,618	₹	574,426

^	Value is less than 1
(1)

Includes impairment charge of ₹ 1,166 for the three and nine months ended December 31, 2022, on account of revision in recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations, due to decline in revenue and earnings estimates. (Refer to Note 6)

22. Finance expenses

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Interest expense	₹	1,403	₹	2,902	₹	3,608	₹	7,217

	₹	1,403	₹	2,902	₹	3,608	₹	7,217

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Interest income	₹	3,185	₹	4,570	₹	9,493	₹	11,900
Dividend income		—		1		2		3
Exchange fluctuation gain on foreign currency borrowings		—		—		1,485		—
Net gain from investments classified as FVTPL		392		422		965		836
Net gain/(loss) from investments classified as FVTOCI		1		(1)		366		(17)

Finance and other income	₹	3,578	₹	4,992	₹	12,311	₹	12,722

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	1,224	₹	(3,396)	₹	1,549	₹	(5,716)
Other foreign exchange gains/(losses), net		(37)		4,787		1,731		9,198

Foreign exchange gains/(losses), net	₹	1,187	₹	1,391	₹	3,280	₹	3,482

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,690	₹	30,529	₹	91,318	₹	82,755
Weighted average number of equity shares outstanding		5,467,954,878		5,480,138,169		5,465,359,077		5,475,982,068

Basic earnings per share	₹	5.43	₹	5.57	₹	16.71	₹	15.12

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Profit attributable to equity holders of the Company	₹	29,690	₹	30,529	₹	91,318	₹	82,755
Weighted average number of equity shares outstanding		5,467,954,878		5,480,138,169		5,465,359,077		5,475,982,068
Effect of dilutive equivalent share options		13,249,943		5,887,706		13,407,535		11,501,109

Weighted average number of equity shares for diluted earnings per share		5,481,204,821		5,486,025,875		5,478,766,612		5,487,483,177

Diluted earnings per share	₹	5.42	₹	5.56	₹	16.67	₹	15.08

25. Employee compensation

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Salaries and bonus	₹	110,094	₹	130,325	₹	314,754	₹	381,767
Employee benefits plans		3,961		4,754		11,585		14,140
Share-based compensation*		805		1,094		2,434		3,661

	₹	114,860	₹	136,173	₹	328,773	₹	399,568

*	Includes ₹ 36 and ₹ (8) for the nine months ended December 31, 2021, and 2022 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
Cost of revenues	₹	97,347	₹	116,079	₹	279,119	₹	340,461
Selling and marketing expenses		10,897		12,289		30,541		34,807
General and administrative expenses		6,616		7,805		19,113		24,300

	₹	114,860	₹	136,173	₹	328,773	₹	399,568

The Company has granted 2,223,845 and 2,506,860 options under RSU option plan during the three and nine months ended December 31, 2022 (1,235,938 and 1,316,899 for the three and nine months December 31, 2021); 6,234,477 and 7,877,090 options under ADS option plan during the three and nine months ended December 31, 2022 (2,831,623 and 3,649,391 for the three and nine months ended December 31, 2021).

The Company has also granted Nil Performance based stock options (RSU) during the three and nine months ended December 31, 2022, respectively (1,134,173 for the three and nine months ended December 31, 2021); Nil Performance based stock options (ADS) during the three and nine months ended December 31, 2022, respectively (2,121,329 for three and nine months ended December 31, 2021).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income

During the nine months ended December 31, 2021, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,614 and recognized a cumulative gain of ₹ 1,249 (net of tax ₹ 429) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,230 for the nine months ended December 31, 2021 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the nine months ended December 31, 2021, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,648 and recognized a cumulative gain of ₹ 949 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2022 and December 31, 2022 the Company had committed to spend ₹ 11,376 and ₹ 8,055 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and December 31,2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,094 and ₹ 16,469 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 94,230 are not acknowledged as debt as at March 31, 2022 and December 31, 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 12,001 as of March 31, 2022, and December 31, 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	56,644	₹	61,076	₹	59,620	₹	23,596	₹	200,936	₹	1,767	₹	1,623	₹	(3)	₹	204,323
Other operating income		—		—		—		—		14		—		—		—		14
Segment Result		11,390		12,057		9,172		2,483		35,102		96		134		16		35,348
Unallocated										173		—		—		—		173

Segment Result Total									₹	35,289	₹	96	₹	134	₹	16	₹	35,535
Finance expenses																		(1,403)
Finance and other income																		3,578
Share of net profit/(loss) of associates accounted for using the equity method																		76

Profit before tax																	₹	37,786
Income tax expense																		(8,063)

Profit for the period																	₹	29,723

Depreciation, amortization and impairment																	₹	7,459

Information on reportable segments for the three months ended December 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	67,788	₹	71,168	₹	66,323	₹	25,278	₹	230,557	₹	1,721	₹	1,403	₹	—	₹	233,681
Other operating income		—		—		—		—		—		—		—		—		—
Segment Result		12,986		14,776		9,485		2,476		39,723		41		102		(11)		39,855
Unallocated										(2,219)		—		—		—		(2,219)

Segment Result Total									₹	37,504	₹	41	₹	102	₹	(11)	₹	37,636
Finance expenses																		(2,902)
Finance and other income																		4,992
Share of net profit/(loss) of associates accounted for using the equity method																		26

Profit before tax																	₹	39,752
Income tax expense																		(9,102)

Profit for the period																	₹	30,650

Depreciation, amortization and impairment																	₹	9,229

Information on reportable segments for the nine months ended December 31, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	159,532	₹	175,441	₹	172,700	₹	67,543	₹	575,216	₹	4,972	₹	5,427	₹	(1)	₹	585,614
Other operating income/(loss), net		—		—		—		—		2,179		—		—		—		2,179
Segment Result		31,290		35,226		26,683		8,577		101,776		137		1,002		8		102,923
Unallocated										73		—		—		—		73

Segment Result Total									₹	104,028	₹	137	₹	1,002	₹	8	₹	105,175
Finance expense																		(3,608)
Finance and other income																		12,311
Share of net profit/(loss) of associates accounted for using the equity method																		73

Profit before tax																	₹	113,951
Income tax expense																		(22,547)

Profit for the period																	₹	91,404

Depreciation, amortization and impairment																	₹	23,566

Information on reportable segments for the nine months ended December 31, 2022, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	194,840	₹	207,811	₹	189,283	₹	75,100	₹	667,034	₹	4,916	₹	4,505	₹	—	₹	676,455
Other operating income/(loss), net		—		—		—		—		—		—		—		—		—
Segment Result		36,374		41,449		24,734		6,274		108,831		(117)		421		(1,412)		107,723
Unallocated										(5,694)		—		—		—		(5,694)

Segment Result Total									₹	103,137	₹	(117)	₹	421	₹	(1,412)	₹	102,029
Finance expense																		(7,217)
Finance and other income																		12,722
Share of net profit/(loss) of associates accounted for using the equity method																		(61)

Profit before tax																	₹	107,473
Income tax expense																		(24,743)

Profit for the period																	₹	82,730

Depreciation, amortization and impairment																	₹	24,936

Revenues from India, being Company’s country of domicile, is ₹ 6,620 and ₹ 6,267 for three months ended December 31, 2021, and 2022, respectively and ₹ 19,143 and ₹ 18,936 for nine months ended December 31, 2021, and 2022, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended December 31,				Nine months ended December 31,
	2021		2022		2021		2022
United States of America	₹	110,731	₹	130,648	₹	312,380	₹	378,447
United Kingdom		26,135		29,278		74,514	₹	83,637

	₹	136,866	₹	159,926	₹	386,894	₹	462,084

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2021, and 2022.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of foreign exchange gains/(losses), net in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

Other operating income of ₹ 14 and ₹ Nil is included as part of IT Services segment results for three months ended December 31, 2021 and 2022 respectively and ₹ 2,179 and ₹ Nil is included as part of IT Services segment results for nine months ended December 31, 2021 and 2022 respectively. (Refer to Note 26)

e)

Restructuring cost of ₹ Nil and ₹ 29 is included under Reconciling items for the three months ended December 31, 2021 and 2022 respectively and ₹ Nil and ₹ 1,389 for the nine months ended December 31, 2021 and 2022 respectively.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 805 and ₹ 1,094 for the three months ended December 31, 2021 and 2022, respectively and ₹ 2,434 and ₹ 3,661 for the nine months ended December 31, 2021 and 2022 respectively.

29. List of subsidiaries and investments accounted for using equity method as at December 31, 2022 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Encore Theme Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			UK
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (3)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA

Wipro Gallagher Solutions, LLC		USA
Wipro Insurance Solutions, LLC		USA

Wipro IT Services, LLC		USA
	Cardinal US Holdings, Inc.(1)	USA
	Convergence Acceleration Solutions, LLC	USA
	Designit North America, Inc.	USA
	Edgile, LLC	USA
	HealthPlan Services, Inc. (1)	USA
	Infocrossing, LLC	USA
	International TechneGroup Incorporated (1)	USA
	LeanSwift Solutions, Inc.(1)	USA
	Rizing Intermediate Holdings, Inc. (1)	USA
	Wipro Appirio, Inc. (1)	USA
	Wipro Designit Services, Inc. (1)	USA
	Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Wipro Ampion Holdings Pty Ltd, Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Wipro Iris Holdco Pty Ltd (3) (Formerly known as Iris Holdco Pty Ltd)	Australia
	Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)		Australia

	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)		Australia

Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy
		MechWorks S.R.L.	Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA

Rizing Intermediate Holdings, Inc.			USA
	Attune Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands

	Rizing Intermediate LLC (3)		USA

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

(3) Step Subsidiary details of Attune Netherlands B.V., Wipro Iris Holdco Pty Ltd, Rizing Intermediate LLC, The Capital Markets Company BV and Wipro Business Solutions GmbH are as follows:
Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Attune Consulting USA, Inc.		USA
	Attune Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune Management LLC		USA
	Attune UK Ltd.		UK

Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)		Australia

Rizing Intermediate LLC			USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada
	Rizing LLC (4)		USA

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China

	The Capital Markets Company Limited		Canada
		Capco (Canada) GP ULC	Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

(4)	Step Subsidiary details of Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing B.V.		Netherlands
	Rizing Consulting Ireland Limited		Ireland
	Rizing Consulting Pty Ltd.		Australia
	Rizing Geospatial LLC		USA
	Rizing GmbH		Germany
	Rizing Limited		UK
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Pte Ltd.		Singapore
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Rizing SDN BHD	Malaysia
		Rizing Solutions Pty Ltd	Australia
		Synchrony Global SDN BHD	Malaysia
	Vesta Middle East FZE		United Arab Emirates

As at December 31, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Capco (Canada) LP (5)	Canada
Wipro Equity Reward Trust	India
Wipro Foundation	India
(5) The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for upfront cash consideration of ₹ 53 and recognized a loss of ₹ 9 on disposal.

32.	Events after the reporting period

The Board of Directors in their meeting held on January 13, 2023, declared an interim dividend of ₹ 1 /- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2 /-)

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
January 13, 2023